UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           SEC File Number: 000-52197
                             CUSIP Number: 40413G101

                           NOTIFICATION OF LATE FILING

(Check one):

               |_| Form 10-K  |_|Form  20-F |_| Form 11-K |X| Form 10-Q

               |_| Form 10-I) |_| Form  N-SAR |_| Form  N-CSR

               For Period Ended: JUNE 30, 2008
                                ---------------

               |_|     Transition Report on Form 10-K
               |_|     Transition Report on Form 20-F
               |_|     Transition Report on Form 11-K
               |_|     Transition Report on Form 10-Q
               |_|     Transition Report on Form N-SAR
               For the Transition Period Ended:
                                               ---------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

HC INNOVATIONS, INC.
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Full Name of Registrant

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Former Name if Applicable

10 PROGRESS DRIVE, SUITE 200
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Address of Principal Executive Office (Street and Number)

SHELTON, CT 06484
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City, State and Zip Code


PART II-- RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

|X|   (b) The subject annual report, semi-annual report, transition report on
          Form 10-K, Form 20-F, Form 11-K, Form D N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule l2b-25(c) has been attached if applicable.


                    PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
                    CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS
SEC 1344 (05-06)    THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                              PART III -- NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, l0-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         HC Innovations, Inc. (the "Company") is filing this Notification of Late Filing on Form 12b-25 with respect to the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 (the "Form 10-Q"). As the result of discovering a material error in the Company's Form 10-Q for the quarter ending March 31, 2008, the work necessary for the Company's preparation of the Form 10-Q for the quarter ending June 30, 2008 could not be completed prior to filing the Form 10-Q/A for the quarter ended March 31,2008. Such difficulties in preparation prevent the Company from filing the Form 10-Q because such information is integral to the report. The Company fully expects to be able to file the Form 10-Q within the additional time allowed by this report.


                          PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     David Chess, MD                 (203)                     538-8015
-------------------------  --------------------------  -------------------------
         (Name)                   (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
                                                                  Yes |X| No |_|

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  Yes |_| No |X|

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                              HC INNOVATIONS, INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 15, 2008                   By: David Chess, MD
                                            ------------------------------------
                                            /s/ David Chess, MD
                                            Chief Executive Officer